FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES ITS

CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2006

(Santiago, Chile, October 30, 2006) Madeco S.A. ("Madeco") (NYSE ticker: MAD) today announced its consolidated financial results in Chilean GAAP for the third quarter ended September 30, 2006. All figures are expressed in Chilean pesos at September 30, 2006. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$537.03) and UF1.00= Ch$18,401.2 at September 30, 2006.

Highlights

    Sales in the third quarter of 2006 increased by 69.2% compared to the same period of 2005, totalling Ch$148,370 million, explained by a 2.2% increase in volumes and the increased price of raw materials.

    As was reported in the analysis of the June 2006 quarter, the sharp rise in copper prices during April and May (of US$3,000 per ton on average) had generated extraordinary income estimated at Ch$6,500 million in the first half - year's operating income. In the July - September quarter, the LME (London Metal Exchange) price stabilized and there has been no significant difference between that and our weighted average accounting price. Operating income therefore has not been affected by profits for this concept.

    The Company's operating income in the third quarter increased by 115.9% as a result of increases in prices and volumes. In addition, administrative and selling expenses grew by 19.8% compared to 2005 due to greater marketing activities and expenses inherent in the requirements of the SEC (Security and Exchange Commission). However, they have reduced as a percentage of sales, from 6.9% in 3Q05 to 4.9% in 3Q06.

    The Company produced a net income of Ch$7,440 million in the third quarter, 352.1% higher than the Ch$1,646 million recorded for the same period of 2005. This improvement comprises increased operating income of Ch$7,965 million, a higher negative non-operating result of Ch$1,003 million and a higher charge for income tax, minority interest and others of Ch$1,173 million.

  Highlights of the Income Statement (Exhibits 1 & 2)

  Net Income Net income for 3Q06 was Ch$7,440 million, 352.1% higher than the Ch$1,646 million produced the year before. This was mainly due to improved operating income of Ch$7,965 million partially offset a larger non-operating loss of Ch$1,003 million and a higher charge for income tax, minority interest and others of Ch$1,173 million.

  Revenues Sales in 3Q06 were Ch$148,370 million, a 69.2% increase over the same period of the previous year. This increase is basically explained by a growth in volumes sold (706 tons) and the improvement in the average price of the product mix as a result of the rise in the copper price.

  Gross Income The gross income 3Q06 was Ch$22,052 million, 71.0% more than the Ch$12,893 million of the year before as a result of the 69.2% increase in sales and a 68.8% increase in the cost of sales. The increase in the cost of sales is basically due to the greater volume sold and the increase in the cost of the principal raw materials, like copper and aluminum. The rise in the average copper price (LME) in September 2006, compared to the average in September 2005 was 97.1% in dollar terms (from US$3,858 to US$7,602 per ton); in the case aluminum, the rise was 34.4%, also in dollars (from US$1,840 to US$2,473 per ton).

  The sales prices of our products are indexed to the price of our principal raw material, copper, through the price published by the London Metal Exchange (LME). All products with a high copper content set their sale prices at the LME monthly average + transformation. Extraordinary gains were produced because of the very abrupt rises on the LME, generated by the difference between the LME price invoiced to the customer and the average weighted valuation price of our inventories, as explained in the opening summary.

  Operating Income Operating income for 3Q06 amounted to Ch$14,835 million, 115.9% higher than the Ch$6,871 million obtained the year before. This increase is explained by the 71.0% (Ch$9,159 million) improvement in the operating margin, offset by a 19.8% increase in administrative and selling expenses as a result of the higher turnover and the higher costs involved in the implementation of the Sarbanes Oxley Act requirements.

  Non-Operating Income The Company's non-operating loss for 3Q06 amounted to Ch$5,081 million, 24.6% higher than the loss of Ch$4,078 million reported for the 3Q05. This is basically due to higher exchange losses, net of the impact of hedging costs, plus price-level restatements of Ch$1,319 million (in the same period of 2005, Madeco produced a loss of Ch$469 million versus Ch$1,788 million in 2006). The exchange difference loss in the third quarter of 2006 was mainly the result of smaller credits to income on the translation of the Brazilian subsidiaries.

  The increase in interest rates and the impact of taxes on loans increased financial expenses by Ch$413 million.

  Income Tax During the 3Q06, income tax represented a charge of Ch$2,015 million, compared to Ch$947million in the same period of the year before.

  Minority Interest The Company's minority interest mainly reflects the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco and Indalum. The minority interest in 3Q06 was a negative Ch$305 million, compared to a negative Ch$200 million in 3Q05.

  Analysis by Business Unit (Exhibits 3 through 6)

  Wire & Cable Sales in 3Q06 amounted to Ch$91,364 million of which Ch$22,947 million came from sales of copper rods and the remaining Ch$68,417 million from sales of cables. Sales volumes rose by 5.0%, particularly of rods (28.1%) and cables in Argentina (49.6%) and, to a lesser degree, cables in Brazil (14.2%). These volumes were partially offset by reduced volumes of cables in Chile (48.3%).

  The cost of sales amounted to Ch$76,912 million in 3Q06, 97.9% higher than the Ch$38,865 million reported the year before. This increase was principally due to the increased volume sold and to the increased copper price, which rose by 97.1% in dollar terms (LME average September 2006 v/s September 2005).

  Gross Income rose by 87.3%, mainly the result of increased sales volumes of rods and of sales prices.

  Administrative and selling expenses increased by 39.4%, from Ch$3,164 million to Ch$4,411 million, as a result of higher commercialization and operating activity. However, these reduced as a percentage of sales, from 6.8% to 4.8% in 2006.

  Operating income totalled Ch$10,041 million in 3Q06 against Ch$4,552 million in 3Q05, an increase of 120.6%.

  Brass Mills Sales in 3Q06 reached Ch$36,985 million, 61.7% more than the Ch$22,876 million produced the previous year. This was principally due to the higher copper price and higher export volumes from Chile.

  The cost of sales showed a rise of 54.8% as a result of the increase in volumes and the rise in the copper price. As a percentage of sales, costs fell from 92.5% to 88.5%. This is the result of improvements in export sales margins and greater operating efficiency.

  The operating margin rose from 7.5% to 11.5% of sales, mainly due to higher export volumes from Chile, accompanied by better margins and the application of the copper cost to the weighted average value.

  Administrative and selling expenses declined by 4.4%, from Ch$1,308 million to Ch$1,251 million. These expenses have fallen as a percentage of sales, from 5.7% to 3.4% in 2006.

  Operating income totalled Ch$2,989 million in 3Q06 against Ch$419 million in 3Q05.

  Flexible Packaging Sales increased by 7.6%, from Ch$11,058 million to Ch$11,901 million. Sales volumes in Chile declined by 3.4%, while those in Argentina rose by 29.8%. Total sales volumes rose by 7.2%.

  The cost of sales rose by 6.5%, from Ch$9,335 million to Ch$9,946 million. These costs in Chile reduced by 12.0% because of improvements in efficiency and procurement management, while those in Argentina increased by 62.9% due to the larger sales volumes. As a percentage of sales, costs declined from 84.4% to 83.6%.

  The operating margin increased from 15.6% to 16.4% of sales.

  Administrative and selling expenses rose slightly by 0.3%, from Ch$694 million to Ch$686 million.

  Aluminum Profiles Sales in 3Q06 increased by 12.9% compared to 2005, from Ch$7,193 million to Ch$8,120 million. This reflects a greater sales volume (10.1% compared to 3Q05) partially offset by reduced sales prices due to greater competition.

  The cost of sales rose by 22.9%, from Ch$5,465 million to Ch$6,716 million, as a result of higher sales volumes and the increase in the average price of the raw material (average price of Al in September 2006 was 34.4% higher in dollar terms than in September 2005).

  The operating margin fell from 24.0% to 17.3% of sales.

  Administrative and selling expenses increased slightly by 0.4%, from Ch$856 million to Ch$859 million. However, as a percentage of sales, these moved downward from 11.9% to 10.6% in 2006.

  Balance Sheet Analysis (Exhibit 7)

Assets The Company's total assets at September 30, 2006 amounted to Ch$ 423,696 million, 15.9% more than the previous year.

Current Assets

Amounted to Ch$ 234,687 million, 35.8% higher than at September 2005, mainly attributable to higher accounts receivable (+Ch$29,909 million) and inventories (+Ch$28,094 million), as a result of the greater sales volumes and the higher price of raw materials. These increases are compensated by a fall in other assets due to reduced securities under resale agreements (Ch$1,203 million), the reclassification of current assets to fixed assets and sales of disposable assets.

Fixed Assets

Amounted to Ch$147,582 million at September 2006, 4.2% lower than at the same date of the year before, mainly the result of greater accumulated depreciation (Ch$9,582 million) compensated by the devaluation of the Chilean peso against the US dollar and its direct effect on the volume of the fixed assets of the foreign subsidiaries. The investment in fixed assets during the 2006 was Ch$8,469 million (historic pesos), equivalent to 78.1% of the depreciation for the period.

Other Assets

Amounted to Ch$41,428 million, a 6.5% (+Ch$2,533 million) increase over 2005, mainly due to the transfer of the fixed assets of Optel Brasil (Ch$2,069 million approximately) and disused machinery of Madeco (Ch$977 million).

Liabilities Total liabilities at September 30, 2006 amounted to Ch$ 162,225 million, 12.6% less than at September 2005.

Bank Debt

Amounted to Ch$80,469 million at September 2006, representing a decrease of 23.1% (Ch$24,177 million) compared the same date of the previous year. This reflects reduced debt following the repayment made with the proceeds of the capital increase made in November 2005 of Ch$44,017, offset by the drawing of new debt (a syndicated loan signed during June 2006) to meet the working capital needs of the parent and its subsidiaries.

On June 5, 2006, the Company refinanced a total of US$50 million of its financial debt with a 5-year syndicated bank loan. Approximately US$12 million of this financing was used to prepay debts with Quiñenco. Another US$13 million was used to repay a bridging loan that BBVA had granted to the Company related to the capital increase. The other US$25 million is working capital which it was decided to finance at 2 years during which time it is expected to return to a normal copper price situation.

Bonds

Bonds payable amounted to Ch$27,351 million at September 2006, a 13.4% reduction with respect to the year before due to amortization. These bonds are payable semi-annually with respect to principal and interest (at UF + 5% per annum).

Equity The total outstanding at September 30, 2006 was Ch$250,207 million, which represents a 47.6% increase over September 2005.

Paid Capital

Amounted to Ch$265,107 million at September 2006, which compares positively with Ch$210,980 million at September 2005. 907,197,242 shares were subscribed for on November 26, 2005, for which Madeco received Ch$44,017 million. In addition, on May 5, 2006, all the remaining shares (192,802,758) issued and registered at October 17, 2005 were subscribed on the Santiago Stock Exchange. The Company received a total of approximately Ch$9,501 million from the transaction.

Share Premium

Declined from Ch$40,878 million at September 2005 to Ch$40,427 million at September 2006.

Other Reserves

Decreased from Ch$1,773 million at September 2005 to a negative Ch$857 million at September 2006, as a result of the depreciation of the peso and other foreign currencies between those dates and its impact on equity through the application of the accounting Technical Bulletin 64 with respect to foreign investments.

Accumulated Losses

Amounted to Ch$54,290 million at September 2006 compared to a loss of Ch$84,077 million at September 2005, following the positive accumulated results for 2006.

For further information contact:

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Brazil, Peru and Argentina. Madeco is a Latin American leader in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company's strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(Third Quarter)

	Ch$ millions			US$ millions (1)
	3T05	3T06	% Change	3T05	3T06	% Change

Revenues	87,707	148,370	69.2%	165.7	276.3	66.7%
COGS	(74,814)	(126,319)	68.8%	(141.4)	(235.2)	66.4%
Gross Income	12,893	22,052	71.0%	24.4	41.1	68.5%
SG&A	(6,022)	(7,217)	19.8%	(11.4)	(13.4)	18.1%
Operating Income	6,871	14,835	115.9%	13.0	27.6	112.8%

Financial income	81	222	172.9%	0.2	0.4	168.9%
Equity in earning (losses) of related companies	16	149	807.9%	0.0	0.3	794.7%
Other non-operating income	8	79	933.4%	0.0	0.1	918.3%
Financial expenses	(2,420)	(2,832)	17.1%	(4.6)	(5.3)	15.3%
Positive goodwill amortization	(356)	(419)	17.7%	(0.7)	(0.8)	16.0%
Other non-operating expenses	(938)	(491)	-47.7%	(1.8)	(0.9)	-48.4%
Price-level restatement	(469)	(1,788)	281.1%	(0.9)	(3.3)	275.6%
Non-Operating Results	(4,078)	(5,081)	24.6%	(7.7)	(9.5)	22.8%

Income (Loss) before income taxes	2,793	9,754	249.3%	5.3	18.2	244.2%
Income tax	(947)	(2,015)	N/A	(1.8)	(3.8)	N/A
Minority interest	(200)	(305)	52.7%	(0.4)	(0.6)	50.5%
Negative goodwill amortization	0	6	N/A	0.0	0.0	N/A
Net Income (Loss)	1,646	7,440	352.1%	3.1	13.9	345.5%

Gross Margin	14.7%	14.9%	-	14.7%	14.9%	-
SG&A / Sales	6.9%	4.9%	-	6.9%	4.9%	-
Operating Margin	7.8%	10.0%	-	7.8%	10.0%	-

1 Exchange rate September 2006 US$1.00 = 537,03
1 Exchange rate September 2006 US$1.00 = 529,2

Exhibit 2: Consolidated Income Statement
(Nine Months Ended September 2006)

	Ch$ millions			US$ millions (1)
	YTD Sep 05	YTD Sep 06	% Change	YTD Sep 05	YTD Sep 06	% Change

Revenues	284,048	427,878	50.6%	536.7	796.7	48.4%
COGS	(243,216)	(361,104)	48.5%	(459.6)	(672.4)	46.3%
Gross Income	40,832	66,774	63.5%	77.2	124.3	61.1%
SG&A	(18,326)	(20,744)	13.2%	(34.6)	(38.6)	11.5%
Operating Income	22,506	46,030	104.5%	42.5	85.7	101.5%

Financial income	635	1,123	77.0%	1.2	2.1	74.4%
Equity in earning (losses) of related companies	76	430	463.6%	0.1	0.8	455.3%
Other non-operating income	1,173	507	-56.8%	2.2	0.9	-57.4%
Financial expenses	(7,275)	(8,533)	17.3%	(13.7)	(15.9)	15.6%
Positive goodwill amortization	(1,328)	(1,302)	-2.0%	(2.5)	(2.4)	-3.4%
Other non-operating expenses	(2,215)	(1,572)	-29.0%	(4.2)	(2.9)	-30.1%
Price-level restatement	512	(1,668)	-426.1%	1.0	(3.1)	-421.3%
Non-Operating Results	(8,423)	(11,014)	30.8%	(15.9)	(20.5)	28.9%

Income (Loss) before income taxes	14,083	35,016	148.6%	26.6	65.2	145.0%
Income tax	(3,176)	(6,337)	99.5%	(6.0)	(11.8)	96.6%
Minority interest	(433)	(1,112)	157.0%	(0.8)	(2.1)	153.3%
Negative goodwill amortization	0	20	N/A	0.0	0.0	N/A
Net Income (Loss)	10,474	27,587	163.4%	19.8	51.4	159.5%

Gross Margin	14.4%	15.6%	-	14.4%	15.6%	-
SG&A / Sales	6.5%	4.8%	-	6.5%	4.8%	-
Operating Margin	7.9%	10.8%	-	7.9%	10.8%	-

1 Exchange rate September 2006 US$1.00 = 537.03
1 Exchange rate September 2006 US$1.00 = 529.2

Exhibit 3: EBITDA by Business Unit
(Third Quarter)

Third Quarter 2005
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	8,242	38,338	22,876	11,058	7,193	87,707
COGS	(7,694)	(31,171)	(21,149)	(9,335)	(5,465)	(74,814)
Gross Income	548	7,168	1,727	1,723	1,728	12,894
SG&A	(27)	(3,137)	(1,308)	(694)	(856)	(6,022)
Operating Income	521	4,031	419	1,029	872	6,872
EBITDA	531	5,210	1,058	1,544	1,134	9,477

Gross Margin	6.6%	18.7%	7.5%	15.6%	24.0%	14.7%
SG&A / Sales	0.3%	8.2%	5.7%	6.3%	11.9%	6.9%
EBITDA Margin	6.4%	13.6%	4.6%	14.0%	15.8%	10.8%

Segment Contribution
% Revenues	9.4%	43.7%	26.1%	12.6%	8.2%	100.0%
% EBITDA	5.6%	55.0%	11.2%	16.3%	12.0%	100.0%

Third Quarter 2006
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	22,947	68,417	36,985	11,901	8,120	148,370
COGS	(21,780)	(55,132)	(32,745)	(9,946)	(6,716)	(126,319)
Gross Income	1,167	13,285	4,240	1,955	1,404	22,051
SG&A	(40)	(4,371)	(1,251)	(696)	(859)	(7,217)
Operating Income	1,127	8,914	2,989	1,259	545	14,834
EBITDA	1,166	10,614	3,656	1,890	814	18,140

Gross Margin	5.1%	19.4%	11.5%	16.4%	17.3%	14.9%
SG&A / Sales	0.2%	6.4%	3.4%	5.8%	10.6%	4.9%
EBITDA Margin	5.1%	15.5%	9.9%	15.9%	10.0%	12.2%

Segment Contribution
% Revenues	15.5%	46.1%	24.9%	8.0%	5.5%	100.0%
% EBITDA	6.4%	58.5%	20.2%	10.4%	4.5%	100.0%

2006 versus 2005
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	178.4%	78.5%	61.7%	7.6%	12.9%	69.2%
COGS	183.1%	76.9%	54.8%	6.5%	22.9%	68.8%
Gross Income	113.0%	85.4%	145.5%	13.5%	-18.8%	71.0%
SG&A	48.1%	39.3%	-4.4%	0.3%	0.4%	19.8%
Operating Income	116.3%	121.2%	613.4%	22.4%	-37.5%	115.9%
EBITDA	119.6%	103.7%	245.6%	22.4%	-28.2%	91.4%
Exhibit 4: EBITDA by Business Unit
(Nine Months Ended September 2006)

YTD Sep 05
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	24,898	138,510	63,360	34,605	22,675	284,048
COGS	(23,360)	(114,605)	(57,569)	(30,052)	(17,630)	(243,216)
Gross Income	1,538	23,905	5,791	4,553	5,045	40,832
SG&A	(83)	(9,840)	(3,642)	(2,322)	(2,439)	(18,326)
Operating Income	1,455	14,065	2,149	2,231	2,606	22,506
EBITDA	1,463	18,248	4,038	3,936	3,330	31,015

Gross Margin	6.2%	17.3%	9.1%	13.2%	22.2%	14.4%
SG&A / Sales	0.3%	7.1%	5.7%	6.7%	10.8%	6.5%
EBITDA Margin	5.9%	13.2%	6.4%	11.4%	14.7%	10.9%

Segment Contribution
% Revenues	8.8%	48.8%	22.3%	12.2%	8.0%	100.0%
% EBITDA	4.7%	58.8%	13.0%	12.7%	10.7%	100.0%

YTD Sep 06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	68,633	200,637	98,188	34,978	25,442	427,878
COGS	(62,063)	(164,914)	(84,376)	(29,097)	(20,654)	(361,104)
Gross Income	6,570	35,723	13,812	5,881	4,788	66,774
SG&A	(225)	(12,133)	(3,846)	(2,072)	(2,468)	(20,744)
Operating Income	6,345	23,590	9,966	3,809	2,320	46,030
EBITDA	6,455	29,030	11,880	5,688	3,107	56,160

Gross Margin	9.6%	17.8%	14.1%	16.8%	18.8%	15.6%
SG&A / Sales	0.3%	6.0%	3.9%	5.9%	9.7%	4.8%
EBITDA Margin	9.4%	14.5%	12.1%	16.3%	12.2%	13.1%

Segment Contribution
% Revenues	16.0%	46.9%	22.9%	8.2%	5.9%	100.0%
% EBITDA	11.5%	51.7%	21.2%	10.1%	5.5%	100.0%

2005 versus 2006
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	175.7%	44.9%	55.0%	1.1%	12.2%	50.6%
COGS	165.7%	43.9%	46.6%	-3.2%	17.2%	48.5%
Gross Income	327.2%	49.4%	138.5%	29.2%	-5.1%	63.5%
SG&A	171.1%	23.3%	5.6%	-10.8%	1.2%	13.2%
Operating Income	336.1%	67.7%	363.8%	70.7%	-11.0%	104.5%
EBITDA	341.2%	59.1%	194.2%	44.5%	-6.7%	81.1%

Exhibit 5: EBITDA by Business Unit and Country
(Third Quarter)

	Third Quarter 2005							Third Quarter 2006
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	2,208				2,083	0	4,291	2,696				2,799	0	5,495
Tons (Intercompany)	2,591				(306)	(2,285)	0	3,196				0	(3,196)	0
Tons (Total)	4,799				1,777	(2,285)	4,291	5,892				2,799	(3,196)	5,495

Revenues (Third parties)	5,078				3,164	0	8,242	11,590				11,357	0	22,947
Revenues (Intercompany)	5,872				(690)	(5,182)	0	13,841				0	(13,841)	0
Total revenues	10,950				2,474	(5,182)	8,242	25,431				11,357	(13,841)	22,947
COGS	(10,724)				(2,233)	5,263	(7,694)	(24,681)				(10,937)	13,838	(21,780)
Gross Income	226				241	81	548	750				420	(3)	1,167
SG&A	0				(22)	(5)	(27)	0				(40)	0	(40)
Operating Income	226				219	76	521	750				380	(3)	1,127
EBITDA	236				221	74	531	787				380	(1)	1,166

Gross Margin	4.5%				7.6%		6.6%	6.5%				3.7%		5.1%
EBITDA Margin	4.6%				7.0%		6.4%	6.8%				3.3%		5.1%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	3,039	5,873	0	607	3,030	0	12,549	1,570	6,709	0	908	2,997	0	12,184
Tons (Intercompany)	14	75	0	0	0	(89)	0	2	117	0	270	204	(593)	0
Tons (Total)	3,053	5,948	0	607	3,030	(89)	12,549	1,572	6,826	0	1,178	3,201	(593)	12,184
Kms.	0	0	0	0	0	0	0	0	0	1,057	0	0	0	1,057

Revenues (Third parties)	11,425	16,506	0	1,229	9,178	0	38,338	10,751	35,853	293	2,954	18,566	0	68,417
Revenues (Intercompany)	348	12	0	(35)	0	(325)	0	285	599	0	498	868	(2,250)	0
Total revenues	11,773	16,518	0	1,194	9,178	(325)	38,338	11,036	36,452	293	3,452	19,434	(2,250)	68,417
COGS	(10,050)	(13,217)	0	(1,054)	(7,275)	425	(31,171)	(8,786)	(29,385)	(329)	(2,861)	(16,089)	2,318	(55,132)
Gross Income	1,724	3,301	0	140	1,903	100	7,168	2,250	7,067	(36)	591	3,345	68	13,285
SG&A	(494)	(1,807)	0	(89)	(458)	(289)	(3,137)	(478)	(2,800)	(29)	(123)	(639)	(302)	(4,371)
Operating Income	1,230	1,494	0	51	1,445	(189)	4,031	1,772	4,267	(65)	468	2,706	(234)	8,914
EBITDA	1,590	2,164	0	63	1,624	(231)	5,210	2,121	5,309	(19)	547	2,916	(260)	10,614

Gross Margin	15.1%	20.0%		11.4%	20.7%		18.7%	20.9%	19.7%	-12.3%	20.0%	18.0%		19.4%
EBITDA Margin	13.9%	13.1%		5.1%	17.7%		13.6%	19.7%	14.8%	-6.5%	18.5%	15.7%		15.5%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS
Tons (Third parties)	7,374	531		655		0	8,560	6,711	630		550		0	7,891
Tons (Intercompany)	240	55		57		(352)	0	399	0		15		(414)	0
Tons (Total)	7,614	586		712		(352)	8,560	7,110	630		565		(414)	7,891

Revenues (Third parties)	19,441	1,988		1,447		0	22,876	30,934	3,539		2,512		0	36,985
Revenues (Intercompany)	2,505	207		95		(2,807)	0	2,311	5		69		(2,385)	0
Total revenues	21,946	2195		1,542		(2,807)	22,876	33,245	3,544		2,581		(2,385)	36,985
COGS	(20,611)	(2,092)		(1,306)		2,860	(21,149)	(30,392)	(2,562)		(2,186)		2,395	(32,745)
Gross Income	1,335	103		236		53	1,727	2,853	982		395		10	4,240
SG&A	(939)	(126)		(143)		(100)	(1,308)	(815)	(160)		(183)		(93)	(1,251)
Operating Income	396	(23)		93		(47)	419	2,038	822		212		(83)	2,989
EBITDA	910	60		140		(52)	1,058	2,566	889		288		(87)	3,656

Gross Margin	6.9%	5.2%		16.3%			7.5%	9.2%	27.7%		15.7%			11.5%
EBITDA Margin	4.7%	3.0%		9.7%			4.6%	8.3%	25.1%		11.5%			9.9%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING
Tons (Third parties)	2584			1213		0	3797	2497			1575		0	4072
Tons (Intercompany)							0							0
Tons (Total)	2,584			1,213		0	3,797	2,497			1,575		0	4,072

Revenues (Third parties)	8,334			2,722		2	11,058	7,560			4,343		(2)	11,901
Revenues (Intercompany)							0							0
Total revenues	8,334			2,722		2	11,058	7,560			4,343		(2)	11,901
COGS	(7,024)			(2,311)		0	(9,335)	(6,182)			(3,764)		0	(9,946)
Gross Income	1,310			411		2	1,723	1,378			579		(2)	1,955
SG&A	(443)			(201)		(50)	(694)	(459)			(188)		(49)	(696)
Operating Income	867			210		(48)	1,029	919			391		(51)	1,259
EBITDA	1,236			358		(50)	1,544	1,347			590		(47)	1,890

Gross Margin	15.7%			15.1%			15.6%	18.2%			13.3%			16.4%
EBITDA Margin	14.8%			13.2%			14.0%	17.8%			13.6%			15.9%

	Chile						PROFILES	Chile						PROFILES
Tons (Third parties)	2,593						2,593	2,854						2,854
Tons (Intercompany)	0						0	0						0
Tons (Total)	2,593						2,593	2,854						2,854

Revenues (Third parties)	7,193						7,193	8,120						8,120
Revenues (Intercompany)	0						0	0						0
Total revenues	7,193						7,193	8,120						8,120
COGS	(5,465)						(5,465)	(6,716)						(6,716)
Gross Income	1,728						1,728	1,404						1,404
SG&A	(856)						(856)	(859)						(859)
Operating Income	872						872	545						545
EBITDA	1,134						1,134	814						814

Gross Margin	24.0%						24.0%	17.3%						17.3%
EBITDA Margin	15.8%						15.8%	10.0%						10.0%
Exhibit 6: EBITDA by Business Unit and Country
(Nine Months Ended September 2006)

	YTD Sep 05							YTD Sep 06
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	6,473				5,138	0	11,611	8,300				10,374	0	18,674
Tons (Intercompany)	5,562				3,171	(8,733)	0	9,247				0	(9,247)	0
Tons (Total)	12,035				8,309	(8,733)	11,611	17,547				10,374	(9,247)	18,674

Revenues (Third parties)	14,467				10,431	0	24,898	30,676				37,957	0	68,633
Revenues (Intercompany)	12,412				6,298	(18,710)	0	35,409				0	(35,409)	0
Total revenues	26,879				16,729	(18,710)	24,898	66,085				37,957	(35,409)	68,633
COGS	(26,110)				(15,868)	18,618	(23,360)	(61,518)				(34,848)	34,303	(62,063)
Gross Income	769				861	(92)	1,538	4,567				3,109	(1,106)	6,570
SG&A	0				(131)	48	(83)	0				(225)	0	(225)
Operating Income	769				730	(44)	1,455	4,567				2,884	(1,106)	6,345
EBITDA	781				732	(50)	1,463	4,675				2,885	(1,105)	6,455

Gross Margin	5.3%				8.3%		6.2%	14.9%				8.2%		9.6%
EBITDA Margin	5.4%				7.0%		5.9%	15.2%				7.6%		9.4%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	8,658	19,945	0	1,584	9,472	0	39,659	6,489	23,218	0	2,933	9,415	0	42,055
Tons (Intercompany)	35	855	0	202	0	(1,092)	0	151	518	0	378	351	(1,398)	0
Tons (Total)	8,693	20,800	0	1,786	9,472	(1,092)	39,659	6,640	23,736	0	3,311	9,766	(1,398)	42,055
Kms.	0	0	0	0	0	0	0	0	0	1,973	0	0	0	1,973

Revenues (Third parties)	32,000	67,632	0	4,156	34,722	0	138,510	34,110	106,211	1,056	9,036	50,224	0	200,637
Revenues (Intercompany)	1,074	2,240	0	311	4	(3,629)	0	1,553	2,052	0	685	1,474	(5,764)	0
Total revenues	33,074	69,872	0	4,467	34,726	(3,629)	138,510	35,663	108,263	1,056	9,721	51,698	(5,764)	200,637
COGS	(28,382)	(57,555)	0	(3,926)	(28,413)	3,671	(114,605)	(30,012)	(88,798)	(1,053)	(7,984)	(42,590)	5,523	(164,914)
Gross Income	4,692	12,317	0	541	6,313	42	23,905	5,651	19,465	3	1,737	9,108	(241)	35,723
SG&A	(1,465)	(5,677)	0	(308)	(1,567)	(823)	(9,840)	(1,594)	(7,295)	(72)	(436)	(1,875)	(861)	(12,133)
Operating Income	3,227	6,640	0	233	4,746	(781)	14,065	4,057	12,170	(69)	1,301	7,233	(1,102)	23,590
EBITDA	4,302	9,130	0	264	5,431	(879)	18,248	5,098	15,694	74	1,438	7,886	(1,160)	29,030

Gross Margin	14.7%	18.2%		13.0%	18.2%		17.3%	16.6%	18.3%	0.3%	19.2%	18.1%		17.8%
EBITDA Margin	13.4%	13.5%		6.4%	15.6%		13.2%	14.9%	14.8%	7.0%	15.9%	15.7%		14.5%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS
Tons (Third parties)	19,988	1,055		1,976		0	23,019	20,077	1,409		1,841		0	23,327
Tons (Intercompany)	1,304	121		246		(1,671)	0	1,454	0		15		(1,469)	0
Tons (Total)	21,292	1,176		2,222		(1,671)	23,019	21,531	1,409		1,856		(1,469)	23,327

Revenues (Third parties)	53,671	4,542		5,147		0	63,360	82,942	7,654		7,592		0	98,188
Revenues (Intercompany)	6,998	491		608		(8,097)	0	9,043	1,630		62		(10,735)	0
Total revenues	60,669	5,033		5,755		(8,097)	63,360	91,985	9,284		7,654		(10,735)	98,188
COGS	(56,216)	(4,517)		(5,030)		8,194	(57,569)	(81,275)	(7,558)		(6,203)		10,660	(84,376)
Gross Income	4,453	516		725		97	5,791	10,710	1,726		1,451		(75)	13,812
SG&A	(2,592)	(297)		(495)		(258)	(3,642)	(2,631)	(423)		(546)		(246)	(3,846)
Operating Income	1,861	219		230		(161)	2,149	8,079	1,303		905		(321)	9,966
EBITDA	3,403	458		404		(227)	4,038	9,632	1,510		1,109		(371)	11,880

Gross Margin	8.3%	11.4%		14.1%			9.1%	12.9%	22.6%		19.1%			14.1%
EBITDA Margin	6.3%	10.1%		7.8%			6.4%	11.6%	19.7%		14.6%			12.1%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING
Tons (Third parties)	7,680			3,487		0	11,167	7,628			4,180		0	11,808
Tons (Intercompany)							0							0
Tons (Total)	7,680			3,487		0	11,167	7,628			4,180		0	11,808

Revenues (Third parties)	24,805			9,799		1	34,605	23,365			11,620		(7)	34,978
Revenues (Intercompany)							0							0
Total revenues	24,805			9,799		1	34,605	23,365			11,620		(7)	34,978
COGS	(21,491)			(8,561)		0	(30,052)	(18,943)			(10,161)		7	(29,097)
Gross Income	3,314			1,238		1	4,553	4,422			1,459		0	5,881
SG&A	(1,528)			(655)		(139)	(2,322)	(1,457)			(476)		(139)	(2,072)
Operating Income	1,786			583		(138)	2,231	2,965			983		(139)	3,809
EBITDA	2,910			1,166		(140)	3,936	4,236			1,590		(138)	5,688

Gross Margin	13.4%			12.6%			13.2%	18.9%			12.6%			16.8%
EBITDA Margin	11.7%			11.9%			11.4%	18.1%			13.7%			16.3%

	Chile						PROFILES	Chile						PROFILES
Tons (Third parties)	8,125						8,125	9,585						9,585
Tons (Intercompany)	0						0	0						0
Tons (Total)	8,125						8,125	9,585						9,585

Revenues (Third parties)	22,675						22,675	25,442						25,442
Revenues (Intercompany)	0						0	0						0
Total revenues	22,675						22,675	25,442						25,442
COGS	(17,630)						(17,630)	(20,654)						(20,654)
Gross Income	5,045						5,045	4,788						4,788
SG&A	(2,439)						(2,439)	(2,468)						(2,468)
Operating Income	2,606						2,606	2,320						2,320
EBITDA	3,330						3,330	3,107						3,107

Gross Margin	22.2%						22.2%	18.8%						18.8%
EBITDA Margin	14.7%						14.7%	12.2%						12.2%

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)
	YTD Sep 05	YTD Sep 06	YTD Sep 05	YTD Sep 06

Cash	2,993	5,964	5.7	11.1
Time deposits and marketable securities	1,032	2,169	1.9	4.0
Accounts receivable	68,375	98,284	129.2	183.0
Accounts receivable from related companies	3,926	936	7.4	1.7
Inventories	78,893	106,987	149.1	199.2
Recoverable taxes	3,513	10,515	6.6	19.6
Prepaid expenses and other current assets	14,049	9,832	26.5	18.3
Current Assets	172,779	234,687	326.5	437.0

Property, plant and equipment (net)	153,974	147,582	291.0	274.8

Investments	11,049	12,122	20.9	22.6
Goodwill (net)	20,208	17,554	38.2	32.7
Long-term receivables	414	502	0.8	0.9
Other	7,224	11,251	13.7	20.9
Other Assets	38,895	41,428	73.5	77.1

ASSETS	365,649	423,696	690.9	789.0

Short-term bank borrowings	81,151	18,686	153.3	34.8
Current portion of long-term bank and other debt	3,107	14,844	5.9	27.6
Current portion of bonds payable	4,644	4,784	8.8	8.9
Current portion of long-term liabilities	522	551	1.0	1.0
Dividends payable	3	60	0.0	0.1
Accounts payable	11,379	25,460	21.5	47.4
Notes payable	7,208	1,290	13.6	2.4
Other payables	289	888	0.5	1.7
Notes and accounts payable to related companies	300	347	0.6	0.6
Accrued expenses	7,368	8,736	13.9	16.3
Withholdings payable	1,946	1,299	3.7	2.4
Deferred income	817	2,914	1.5	5.4
Income taxes	0	0	-	-
Other current liabilities	1,359	689	2.6	1.3
Current Liabilities	120,092	80,548	226.9	150.0

Long-term bank and other debt	35,191	53,994	66.5	100.5
Bonds payable	26,929	22,567	50.9	42.0
Accrued expenses	3,419	5,116	6.5	9.5
Long-Term Liabilities	65,540	81,677	123.8	152.1

Minority Interest	10,463	11,264	19.8	21.0

Common stock	210,980	265,107	398.7	493.7
Share premium	40,878	40,247	77.2	74.9
Reserves	1,773	(857)	3.3	(1.6)
Retained earnings	(84,077)	(54,290)	(158.9)	(101.1)
Total Shareholders' Equity	169,554	250,207	320.4	465.9

LIABILITIES AND SHAREHOLDERS' EQUITY	365,649	423,696	690.9	789.0

1 Exchange rate September 2006 US$1.00 = 537.03
1 Exchange rate September 2006 US$1.00 = 529.2

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Sep 05	YTD Sep 06	YTD Sep 05	YTD Sep 06

Cash received from customers	331,655	473,295	626.7	881.3
Financial income received	913	739	1.7	1.4
Dividends and other distributions	-	92	-	0.2
Other incomes	197	7,586	0.4	14.1
Payments to suppliers and employees	(315,924)	(482,608)	(597.0)	(898.7)
Interests paid	(10,077)	(6,737)	(19.0)	(12.5)
Income taxes paid	(2,023)	(3,590)	(3.8)	(6.7)
Other expenses	(442)	(554)	(0.8)	(1.0)
Added Value Tax and others	(2,940)	(3,517)	(5.6)	(6.5)
Cash Flow from Operating Activities	1,358	(15,294)	2.6	(28.5)

Sale of Property, Plant and Equipment	320	2,467	0.6	4.6
Sale of permanent investments	133	-	0.3	-
Sale of other investments	-	-	-	-
Other proceeds from investments	1,030	1,416	1.9	2.6
Acquisition of fixed assets	(9,225)	(9,038)	(17.4)	(16.8)
Permanent investments	(192)	(4)	(0.4)	(0.0)
Other disbursements	(4,987)	-	(9.4)	-
Cash Flow used in Investing Activities	(12,921)	(5,160)	(24.4)	(9.6)

Issuance of shares	-	9,501	-	17.7
Loans obtained	98,773	119,940	186.6	223.3
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(106)	(449)	(0.2)	(0.8)
Repayments of bank borrowings	(89,504)	(101,011)	(169.1)	(188.1)
Repayments of bonds	(2,004)	(2,108)	(3.8)	(3.9)
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	-	(1,559)	-	(2.9)
Others	(512)	(996)	(1.0)	(1.9)
Cash Flow provided by Financing Activities	6,647	23,318	12.6	43.4

Net Cash Flow for the Period	(4,916)	2,864	(9.3)	5.3

Effect of price-level restatements on cash and cash equivalents	(95)	726	(0.2)	1.4

Net increase in cash and cash equivalents	(5,011)	3,590	(9.5)	6.7

Cash and cash equivalents at the beginning of year	13,681	7,986	25.9	14.9

Cash and cash equivalents at end of the period	8,671	11,576	16.4	21.6

_____________________
1 Exchange rate September 2006 US$1.00 = 537.03
1 Exchange rate September 2006 US$1.00 = 529.2